

02003511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 0 5 2002
535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LEDGEWOOD CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 WEST END AVENUE
(No. and Street)

SOMERVILLE, NEW JERSEY 08876
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT WOFCHUCK 908 252-2890
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor & Co.
(Name — if individual, state last, first, middle name)

160 Broadway-Room 800 Front New York NY 10038
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Wofchuck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ledgewood Capital Management LLC (A Limited Liability Company), as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: None



Robert Wofchuck
Signature

Partner
Title



Notary Public

PATRICIA THOMPSON
A Notary Public of New Jersey
My Commission Expires June 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Computation of Aggregate Indebtedness.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR

CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N. Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N. J. 07030
(201) 963-9302

February 27, 2002

Ledgewood Capital Management LLC
(A Limited Liability Company)
80 West End Avenue
Somerville, New Jersey 08876

Attention: Board of Managers

Gentlemen:

We Have audited the accompanying Statement of Financial Condition as at December 31, 2001, of Ledgewood Capital Management LLV (A Limited Liability Company), and the related Statement of Income, Statement of Changes in Partners Equity and Statement of Cash Flowfor the year then ended. These Financial Statements are the responsibility of the Management. Our responsibioity is to express an opinion on these Financial Statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about the Financial Statements are free of material misstatements. Our audit also includes assessing the accounting principles used, and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We beleive that our audit procedures provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above presents fairly, in all material respects, the financial position of Ledgewood Capital Management LLC (A Limited Liability Company) as at December 31, 2001, and the results of their operations, and their cash flow, for the year then ended, in conformity with generally accepted accounting principles.

Robert W. Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS			
CURRENT ASSETS:			
Cash in banks			$ 13,266.26
Due from clearing brokers			180,012.84
Total current assets			193,279.10
PROPERTY AND EQUIPMENT:			
Furniture and equipment	$6,458.62		
Accumulated depreciation	3,036.00		
		$3,422.62	
Equipment	4,783.50		
Accumulated depreciation	2,248.00	2,535.50	
Computer equipment	5,616.21		
Accumulated depreciation	5,616.21		
		-0-	
Leasehold improvements	5,026.58		
Accumulated amortization	2,521.00		
		2,505.58	
			8,463.70
OTHER ASSETS:			
Security deposit-rent		8,400.00	
Orginization costs	7,500.00		
Accumulated amortization	2,250.00		
		5,250.00	
			13,650.00
Total assets			$215,392.80
LIABILITIES AND PARTNERSHIP CAPITAL			
CURRENT LIABILITIES:			
Accounts payable			$ 7,594.34
Security deposit - held			4,144.55
Total current liabilities			11,738.89
PARTNERSHIP CAPITAL:			
Statement attached			203,653.91
Total liabilities and PARTNERSHIP Capital			$ 215,392.80

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2001

Note 1:

The Statement of Financial Condition and all related Statements/Schedules, are prepared in accordance with generally accepted accounting principles and are unconsokidated.

Note 2:

Cash in banks are subject to ready withdrawal and no restrictions exist on such amounts.

Note 3:

The clearance brokers accounts are used for receipts and delivery of all security transactions of the Partnership, with an agreed charge for each transaction.

Note 4:

The accounts payable are due for the current perion ending December 31, 2001.

Note 5:

The security deposit held is for a Sub-lease Tenant in accordance with terms and conditions of the Sub-lease.

Note 6:

The lease for the premises expires on April 30, 2003, with annual rent of $50,400.00, payable monthly in advance at $4,200.00 per month, with a deposit held of $8,400.00.

Note 7:

A Sub-lease exists for the premises, to expire on April 30, 2003, with a monthly rent of $2,060.00 in advance, with a deposit of $4,120.00 held.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN PARTNERS EQUITY
FOR ONE YEAR ENDED DECEMBER 31, 2001

	TOTAL	ROBERT WOFCHUCK	JOSEPH WOFCHUCK
Balance at beginning of period, January 1, 2001	$193,446.80	$168,586.80	$24,860.00
Net income for period ending December 31, 2001	10,207.11	10,002.97	204.14
Balance as at end of period December 31, 2001	$203,653.91	$178,589.77	$25,064.14

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR ONE YEAR ENDED DECEMBER 31, 2001

INCOME:		
From commissions		$ 74,279.52
From interest		6,468.96
From trading securities		49,868.76
From reimbursement of expenses		180,000.00
From rental income		12,682.25
		323,299.49
EXPENSES:		
Accounting and legal	$ 15,355.00	
Advertising	547.04	
Clearance charges	18,525.48	
Commissions	2,060.00	
Depreciation and amortization	12,394.21	
Entertainment	9,049.07	
Equipment rental	7,883.79	
General and miscellaneous	4,857.92	
Insurance	18,118.81	
Office	8,159.18	
Registration and assessments	7,035.00	
Rent	54,049.06	
Repairs and maintenance	2,181.48	
Salaries - clerical	43,472.08	
- guarantee (RW)	75,000.00	
- processing expense	737.92	
Telephone	9,164.41	
Travel	19,846.85	
Taxes:		
Employee payroll	4,655.08	
		313,092.38
Net income for period		$ 10,207.11

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR ONE YEAR ENDED DECEMBER 31, 2001

Cash balance at beginning of period:			
January 1, 2001			$27,850.84
ADD:			
From operations:			
Net income as reported	$10,207.11		
Add:			
Depreciation and amortization	12,394.21	$22,601.32	
From non-cash activity:			
Decrease in prepaid expense		355.45	
Increase in tenant security		4,144.45	
		27,101.32	
LESS:			
Uses for non-cash assets:			
Decrease in brokers clearance	29,746.96		
Purchase of computer	5,616.21		
Decrease in accounts payable	10,467.28		
		45,830.45	
Decrease in cash balance			18,729.13
Cash balance at end of period:			
December 31, 2001			$ 9,121.71

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 OF THE SECURITIES AND EXCHANGE COMMISSION

Ledgewood Capital Management LLC
(A Limited Liability Company)
80 West End Avenue
Somerville, New Jersey 08876

Attention: Board of Managers

Gentlemen:

We have audited the Financial Statements of Ledgewood Capital Management LLC (A Limited Liability Company), as at December 31, 2001, and have issued our report thereon, dated February 27, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. This information contained in Schedules 1, 11, 111, 1V, V, V1 and V11 is presented for the purpose of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17-a5 of the Securities and Exchange Commission. Such information has been subjected to the auding procedures applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Robert W. Taylor, CPA

DATED: February 27, 2002

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT DECEMBER 31, 2001

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER		
1	Total ownership equity from Statement of Financial Condition	$203,653.91
3	Total ownership equity	$203,653.91
5	Total capital	$203,653.91
6	Deduction and/or charges:	
A	Total non-allowable assets	72,113.70
8	Net capital before haircut on securities	131,540.21
9	Haircut on securities:	
C4	Other securities	1,443.00
10	Net capital	$130,097.21

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum net capital requirement	$ 782.00
12	Minimum dollar net capital requirement	$ 50,000.00
13	Net capital requirement	$ 50,000.00
14	Excess net capital	$ 80,097.00
15	Excess net capital at 1000%	$128,923.00

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT DECEMBER 31, 2001

FOCUS NUMBER	COMPUTATION OF AGGREGATE INDEBTEDNESS	SCHEDULE 111
16	Total aggregate indebtedness from Statement of Financial Condition	$ 11,738.89
19	Total aggregate indebtedness	$ 11,738.89
20	Percentage of aggregate indebtedness to net capital	.09%

COMPUTATION OF RESERVE REQUIREMENT — SCHEDULE 1V

The Respondent has no reserve requirement as all customer transactions are cleared through an other broker-dealer, on a fully disclosed basis, and exemption is claimed under (K) (2) (ii).

INFORMATION FOR POSSESSION OR CONTROL RULE 15-c-3-3 — SCHEDULE V

Not applicable as Respondent does not retain possession or control of customer's securities.

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2) — SCHEDULE V1

Net capital per Audit Report	$ 13,097.21
Net capital per Focus Report	13,097.00
Difference	$ .21
Aggregate indebtedness per Audit Report	$ 11,738.89
Aggregate indebtedness per Focus Report	11,738.00
Difference	$ .89

Note:
Difference is deemed immaterial, and comes from rounding-off.

STATEMENT OF MATERIAL INADEQUACIES RULE 17a-5 (J) — SCHEDULE V11

The audit did not disclose any material inadequacies in the time of the audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N. Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N. J. 07030
(201) 963-9302

February 27, 2002

National Association of Securities
Dealers, Inc.
Regulation Inc. / Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, MN 20850

Re: Ledgewood Capital Management LLC
(A Limited Liability Company)
SIPC Contribution
For Year Ending December 31, 2001

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that Ledgewood Capital Management LLC (A Limited Liability Company), SEC File No. 8-52285, is a member of SIPC, and has complied with all report requirements.

Form SIPC-4, for the Calander Year 2001, was filed on January 9, 2001, and $150.00 was paid, as required by Resolution of the SIPC Board of Directors on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

Robert W. Taylor CPA